FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 31, 2005

Commission File Number 001-14804

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

For the Information of the OAO Tatneft Shareholders

Dear Shareholders:

Open Joint Stock Company Tatneft hereby notifies you of the Annual General Shareholders’ Meeting to be held in the form of joint presence of shareholders with a preliminary sending of ballots. The following items are put on the agenda of the meeting:

1.

Report of the Board of Directors on financial and economic activity of OAO Tatneft in 2004. Approval of the annual report, annual accounting statements, including the profit and loss statement (profit and loss accounts) of the Company for the year 2004.

2.	Approval of distribution of profit based on the results of the financial year.
3.	On the payment of annual dividends based on the results of the year 2004. Approval of the amount of dividends and the form and date of payment.
4.	Election of members of the Board of Directors of OAO Tatneft.
5.	Election of members of the Revision Commission of OAO Tatneft.
6.	Approval of the external Auditor of the joint stock company.
7.	Introduction of amendments and additions to the Charter of OAO Tatneft.
8.	Introduction of amendments and additions to the Regulation on Board of Directors of OAO Tatneft.
9.	Introduction of the Regulation on General Shareholders’ Meeting of OAO Tatneft.

The meeting will be held at 10:00 a.m. on June 30, 2005, at “Neftche” Palace of Culture, 98, Lenin str., Almetyevsk, Republic of Tatarstan.

The list of shareholders entitled to participate in the General Shareholders’ Meeting will be compiled on the basis of data from the shareholders’ register as of 8:00 a. m. on May 12, 2005.

Preliminary registration of shareholders will be held from June 20 to June 29, 2005 from 8:00 a.m. until 5:00 p.m. at the OAO Tatneft Property Department at: 10 Gagarin street, Almetyevsk.

Registration on the day of the meeting will start at 8:30 a.m. in the building of “Neftche” Palace of Culture.

Shareholders who wish to register as meeting participants should have passport (identity card) and representatives of shareholders should also have a power of attorney.

Materials relating to the agenda will be available for review within 20 days prior to the meeting in the newspapers “Neftyanye Vesti” and “Khazina” and also at the following addresses:

-	OAO Tatneft Property Management Department at: 10, Gagarin street, Almetyevsk;
-	representative office of OAO Tatneft at: 17, Tverskoy boulevard, Moscow;
-	representative office of OAO Tatneft at: 71, Karl Marx street, Kazan.

Filled in voting ballots shall be submitted to the OAO Tatneft Property Management Department at: 10 Gagarin street, Almetyevsk.

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Votes represented by the voting ballots received by the Company not later than two days prior to the date of the General Shareholders’ Meeting will be taken into account for determining the quorum and voting results pursuant to Article 60(3) of the Federal Law On Joint Stock Companies.

Telephones for inquiries:	25-07-00;	31-97-80;
	31-97-76;	25-90-02.

Board of Directors of OAO Tatneft

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BRIEF BIOGRAPHIC DATA FOR THE LAST FIVE YEARS OF CANDIDATES TO THE

OAO TATNEFT BOARD OF DIRECTORS

Rishat Fazlutdinovich Abubakirov was born in 1959. In 1981, he graduated from Kazan Construction Engineering Institute. Between 1990 and 2001, he worked with OAO Tatneft as assistant to the General Director, Head of the PR Department, Chief of Staff, Deputy General Director for Personnel and Social Development. Since July 2001, he has been Head of Almetyevsk Region and City Administration. Mr. Abubakirov holds the scientific degree of Candidate of Economic Science.

Valery Pavlovich Vasiliev was born in 1947. He graduated from Kazan Agricultural Institute in 1970 with a specialization in mechanical engineering. In May 1999, he was appointed Chairman of the State Property Management Committee of the Republic of Tatarstan. Since 2001, he has been Minister for Land and Property Relations of the Republic of Tatarstan.

David William Waygood was born in 1950, and is a citizen of Great Britain. He has a UK education certificate and a degree in banking from the Institute of Bankers. During the last five years, Mr. Waygood served as Group Representative in the Moscow representative office of National Westminster Bank plc, Moscow (1998-1999) and from 2000 to 2001, he was partner at LTPtrade.net plc, London, a trade and finance company. Since August 2001, he has been director of Waygood Limited.

Maria Leonidovna Voskresenskaya was born in 1955. She graduated from the Moscow Financial Academy in 1977. She holds a CPA (USA Chartered Accountant) designation and is a certified Russian accountant. Between 1994 and 2004, she worked with Ernst & Young. Since 2004, she has been a director of Brentcross Ltd.

Radik Raufovich Gaizatullin was born in 1964. He graduated from Kazan Agricultural Institute with a specialization in accounting and economic analysis of agriculture in 1985. In June 2000, he was appointed Deputy Minister and in 2001, First Deputy Minister of Finance of the Republic of Tatarstan. He has been the Minister of Finance of the Republic of Tatarstan since June 2002.

Sushovan Ghosh was born in 1957, and is a citizen of Great Britain. He is graduated from Queen Mary's College, University of London, with a degree in Electrical and Electronics Engineering and is a member of the Institute of Chartered Accountants, London and Wales. He was Managing Director of SGI Enterprises Ltd.. from 1998 to 2000 and since 2002, and from 2001 to 2002 he was Deputy Head of the Investments Department and Director of Finance of Renaissance Capital investment bank.

Nail Gabdulbarievich Ibragimov was born in 1955. He graduated with honors from Moscow Gubkin Petrochemical and Gas Industry Institute in 1977. In 1999, he was appointed Deputy General Director, Chief Engineer of OAO Tatneft. Since 2000, he has been First Deputy General Director for production and Chief Engineer of Tatneft. He holds the scientific degree of candidate of Technical Sciences.

Vladimir Pavlovich Lavushchenko was born in 1949. He graduated from the Moscow Petrochemical and Gas Industry Institute and completed post-graduate coursework at VIIOENG. In 1997 he was appointed Deputy General Director for Economics. He holds a Ph.D. in Economics.

Nail Ulfatovich Maganov was born in 1958. He graduated from the Tatar Evening Department of the Moscow Gubkin Petrochemical and Gas Industry Institute in 1983. He was appointed Deputy General Director of OAO Tatneft for Production in 1994. Since July 2000, he has been First Deputy General Director and Head of the Oil and Oil Products Sales Department.

Renat Khaliullovich Muslimov was born in 1934. He graduated from Kazan State University with a specialization in geology and exploration of oil and gas fields in 1957. In 1998, he was appointed State Counsel to the President of the Republic of Tatarstan. He holds a degree of Doctor of Geology and Mineralogy, professor.

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Veleriy Yurievich Sorokin was born in 1964. He graduated from Kazan State University in 1986. From 1996 to 2002 he worked as director of the Agency for State Debt Management of the Republic of Tatarstan under the Ministry of Finance of the Republic of Tatarstan, and since 2003 he has been General Director of OAO Svyazinvestneftekhim.

Migrazian Zakievich Taziev was born in 1947. He graduated from the Oktyabrsk Oil Vocational School as a mechanic, and in 1972, he graduated from the Moscow Gubkin Petrochemical and Gas Industry Institute. From 1988 to 2001, he headed NGDU Irkenneft. From 2001 through 2005, he served as Chief of NGDU Djalilneft. Since January 2005, he has served as Chief of NGDU Almetyevneft. He holds the degree of candidate of Technical Sciences.

Shafagat Fakhrazovich Takhautdinov was born in 1946. He graduated from the Moscow Gubkin Petrochemical and Gas Industry Institute in 1971. From 1990 until 1999, he was Chief Engineer and First Deputy General Director of OAO Tatneft. In 1999, he was appointed General Director of OAO Tatneft. He holds a Ph.D. in Economics.

Rais Salikhovich Khisamov was born in 1950. In 1978, he graduated from the Moscow Gubkin Petrochemical and Gas Industry Institute with a specialization in mining engineering. Since October 1997, he has served as the Chief Geologist of OAO Tatneft. He holds a Ph.D. in Geology and Mineralogy.

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BRIEF BIOGRAPHIC DATA FOR THE LAST FIVE YEARS OF CANDIDATES TO THE OAO TATNEFT REVISION COMMISSION

Tamara Mkchailovna Vilkova was born in 1949. She graduated from Siberian Metallurgical Institute and from Kazan Institute of Finance and Economics. Since 1995, she has worked at OAO Tatneft in the positions of deputy head and head of the Taxation Department, since 1999, she has been Deputy Head of the Accounting Department - Deputy Chief Accountant of OAO Tatneft.

Olga Vladimirovna Ignatovskaya was born in 1963. She graduated from Kazan Engineering and Construction Institute. Between 2000 and 2003, she was chief accountant, then deputy head of the finance department of OAO Intel Set and since 2003 she has been Head of Section for Economics and Finance of OAO TAIF.

Venera Gibadullovna Kuzmina was born in 1946. In 1972, she graduated from Moscow Institute of Petrochemical and Gas Industry. Between 1989 and 2002, she worked as Deputy Head of NGDU Zainskneft for economics. She currently works as an economist at the NIS of OAO Tatneft.

Nikolai Kuzmich Lapin was born in 1947. In 1967, he graduated from the Laishevskiy Agricultural Vocational School with a specialization in accounting, later he graduated from Almetyevsk Oil Institute. Since 1992, he has been Head of the Control and Audit Department of OAO Tatneft.

Marsel Masgutovich Muradymov was born in 1976. In 1998, he received higher education by graduating from Kazan Institute for Finance and Economics with a specialization in accounting and audit. In 1999, he was appointed Head of the Accounting and Financing Division, and since 2001, he has been Chief Accountant of the Almetyevsk UPNP and Control and Audit Department.

Peter Nikolaevich Paramonov was born in 1955. In 1977, he graduated from Kazan Institute for Finance and Economics with a specialization in economics. Since 1986, he has worked as Chief Accountant of NGDU Irkenneft.

Ildar Asylgaraevich Rakhmatullin was born in 1977. He graduated from Kazan Institute for Finance and Economics with a specialization in accounting and audit. Between 1999 and 2000, he worked as economist, then head of the financial department with NGDU Almetyevskneft. Since December 2000 he has been Head of the Internal Audit Section of the Corporate Management Department of OAO Tatneft.

Liliya Rafaelovna Rakhimzyanova was born in 1967. She graduated in 1988 from Kazan Institute for Finance and Economics. For the last five years she has been working as Head of Oil Production Section with the Ministry for Economy and Industry of the Republic of Tatarstan.

Rustam Ilgisarovich Sharapov was born in 1976. In 1998, he graduated cum laude from Kazan Institute of Finance and Economics with a specialization in accounting and audit. Between 2000 and 2003, he worked as head of the section for labour organization and wages with NGDU Almetyevskneft and since March 2003, he has worked as Deputy Head for economics of NGDU Almetyevskneft.

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Open Joint Stock Company Tatneft, 75, Lenin str., 423450 Almetyevsk, Republic of Tatarstan

BALLOT # 1

for voting at the annual general shareholders’ meeting held in the form of joint presence of shareholders with a preliminary sending of ballots

Date and time of the shareholders’ meeting: June 30, 2005, meeting to commence at 10:00 a.m.

Venue of the meeting: “Neftche” Palace of Culture, 98, Lenin str., Almetyevsk.

Filled-in ballots shall be sent to the following postal address: 10 Gagarin Street, Almetyevsk, 423450, Republic of Tatarstan, OAO Tatneft Property Management Department.

Shareholder (representative)

Registration Code:	Number of Voting Shares:

Items Put to Vote:

Item 1.	Approval of the annual report of the Company and annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company for 2004.

Wording of decision	Voting options
To approve the annual report of the Company and annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company for 2004	FOR	AGAINST	ABSTAIN

Item 2. Approval of profit distribution based on the results of the financial year.

Wording of decision	Voting options
To approve the distribution of profit based on the results of the financial year	FOR	AGAINST	ABSTAIN

Item 3.	Payment of annual dividends based on the results of 2004. Approval of the amount of dividends and of the form and date of payment of dividends.

Wording of decisions	Voting options

To pay dividends for the year 2004 (taking into account the amount of dividends paid on the results of nine months) in the amount of:

a) 100% of the nominal value per OAO Tatneft preferred share;

b) 90% of the nominal value per OAO Tatneft ordinary share.

To determine that dividends shall be paid from July 1 through December 31, 2005. Dividends shall be paid in cash.

	FOR	AGAINST	ABSTAIN

Please leave uncrossed only one voting option for which you vote.

Two other options shall be crossed out!

Shareholder’s signature ___________

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Open Joint Stock Company Tatneft, 75, Lenin str., 423450 Almetyevsk, Republic of Tatarstan

BALLOT # 2

for voting at the annual general shareholders’ meeting held in the form of joint presence of shareholders with a preliminary sending of ballots

Date and time of the shareholders’ meeting: June 30, 2005, meeting to commence at 10:00 a.m.

Venue of the meeting: “Neftche” Palace of Culture, 98, Lenin str., Almetyevsk.

Filled-in ballots shall be sent to the following postal address: 10 Gagarin Street, Almetyevsk, 423450, Republic of Tatarstan, OAO Tatneft Property Management Department.

Shareholder (representative)

Registration Code:

Number of voting shares owned by	Number of votes cast during the election of
the shareholder:	members of the Board of Directors:

Item Put to Cumulative Vote:

Item 4. Election of members of the OAO Tatneft Board of Directors.

Wording of decision: To elect to the OAO Tatneft Board of Directors:
No. of item	Full name of candidate	Voting options:
		FOR	AGAINST all candidates	ABSTAIN in respect of all candidates
1.	Rishat Fazlutdinovich Abubakirov
2.	Valeriy Pavlovich Vasiliev
3.	David William Waygood
4.	Maria Leonidovna Voskresenskaya
5.	Radik Raufovich Gaizatullin
6.	Sushovan Ghosh
7.	Nail Gabdulbarievich Ibragimov
8.	Vladimir Pavlovich Lavushchenko
9.	Nail Ulfatovich Maganov
10.	Renat Khaliullovich Muslimov
11.	Valery Yurievich Sorokin
12.	Mirgazian Zakievich Taziev
13.	Shafagat Fakhrazovich Takhautdinov
14.	Rais Salikhovich Khisamov

On this item you can vote using only one of the three options: “FOR”, “AGAINST all candidates” or “ABSTAIN in respect of all candidates”:

-

if you vote “FOR”, you are entitled to give all your votes to one candidate or distribute them between two or more candidates. In this case, you must cross out columns: “AGAINST all candidates” and “ABSTAIN in respect of all candidates”;

-	if you vote “AGAINST all candidates”, you must cross out columns: “FOR” and “ABSTAIN in respect of all candidates”;
-	if you vote “ABSTAIN in respect of all candidates”, you must cross out columns “FOR” and “AGAINST all candidates.”

Cross out voting options you do not need!

Shareholder’s signature _______________

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Open Joint Stock Company Tatneft, 75, Lenin str., 423450 Almetyevsk, Republic of Tatarstan

BALLOT # 3

for voting at the annual general shareholders’ meeting held in the form of joint presence of shareholders with a preliminary sending of ballots

Date and time of the shareholders’ meeting: June 30, 2005, meeting to commence at 10:00 a.m.

Venue of the meeting: “Neftche” Palace of Culture, 98, Lenin str., Almetyevsk.

Filled-in ballots shall be sent to the following postal address: 10 Gagarin Street, Almetyevsk, 423450, Republic of Tatarstan, OAO Tatneft Property Management Department.

Shareholder (representative)

Registration Code:	Number of Voting Shares:

Items Put to Vote:

Item 5. Election of members of the audit commission of OAO Tatneft.

Wording of decision: To elect to the audit commission of the Company
No. of item	Full name of candidate	Voting options
1.	Tamara Mikhailovna Vilkova	FOR	AGAINST	ABSTAIN
2.	Olga Vladimirovna Ignatovskaya	FOR	AGAINST	ABSTAIN
3.	Venera Gibadullovna Kuzmina	FOR	AGAINST	ABSTAIN
4.	Nikolai Kuzmich Lapin	FOR	AGAINST	ABSTAIN
5.	Marsel Masgutovich Muradymov	FOR	AGAINST	ABSTAIN
6.	Petr Nikolaevich Paramonov	FOR	AGAINST	ABSTAIN
7.	Ildar Asylgaraevich Rakhmatulin	FOR	AGAINST	ABSTAIN
8.	Liliya Rafaelovna Rakhimzyanova	FOR	AGAINST	ABSTAIN
9.	Rustam Ilgizarovich Sharapov	FOR	AGAINST	ABSTAIN

Item 6. Approval of the external auditor of the joint stock company.

Wording of decision	Voting options
To approve ZAO Ernst & Young Vneshaudit as OAO Tatneft’s external auditor for the term of one year.	FOR	AGAINST	ABSTAIN

Item 7. Introduction of amendments and additions to the Charter of OAO Tatneft.

Wording of decision	Voting options
To introduce amendments and additions to the Charter of OAO Tatneft	FOR	AGAINST	ABSTAIN

Item 8. Introduction of amendments and additions to the Regulation on the Board of Directors of OAO Tatneft.

Wording of decision	Voting options
To introduce amendments and additions to the Regulation on the Board of Directors of OAO Tatneft	FOR	AGAINST	ABSTAIN

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Item 9. Introduction of amendments and additions to the Regulation on the General Shareholders’ Meeting of OAO Tatneft.

Wording of decision	Voting options
Approval of the Regulation on the General Shareholders’ Meeting of OAO Tatneft	FOR	AGAINST	ABSTAIN

Please leave uncrossed only one voting option for which you vote.

Two other options shall be crossed out!

Shareholder’s signature ___________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By: /s/ Victor I. Gorodny
Name:	Victor I. Gorodny
Title:	Deputy General Director, Head of the Property Department

Date:	May 31, 2005

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